 EXHIBIT 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TD Bank Group to Issue Singapore Dollar NVCC Subordinated Debentures

TORONTO, July 28, 2026 - The Toronto-Dominion Bank (“TD” or the “Bank”) (TSX, NYSE: TD) today announced the pricing of a public offering of SGD 350 million of Fixed Rate Reset Callable Subordinated Notes (Non-Viability Contingent Capital (NVCC)) constituting subordinated indebtedness of the Bank (the “Notes”).

The Notes will bear interest at a fixed rate of 3.125% per annum (paid semi-annually) until August 5, 2031, and at the 5-year SORA-OIS rate plus 1.048% thereafter (paid semi-annually) until maturity on August 5, 2036. The Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes on August 5, 2031, in whole but not in part, at par plus accrued and unpaid interest on not more than 60 nor less than 10 days’ notice to holders.

Net proceeds from the issuance of the Notes will be used for general corporate purposes, which may include the redemption of outstanding capital securities and/or the repayment of other outstanding liabilities. The Notes are expected to qualify as Tier 2 capital of TD for regulatory purposes.

DBS Bank Ltd., OCBC and TD Securities are the managers on the issue.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves 28.1 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Banking, including TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading digital banks, with more than 13 million active mobile users in Canada and the U.S. TD had $2.1 trillion in assets on April 30,2026. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For further information contact:

Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854, Gabrielle.Sukman@td.com